UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
MARKET REGULATION

04025811

PROCESSED
APR 26 2004
THOMSON
FINANCIAL

March 31, 2004

Mr. James F. Brondson
Vice President – Legal
Sage Life Assurance of America, Inc.
969 High Ridge Road, Suite 200
Stamford, CT 06905

Act	Securities Exchange Act of 1934
Section	17(a)
Rule	17a-5
Public Availability	4/2/04

Dear Mr. Brondson:

This letter is in response to your January 30, 2004, letter to the Securities and Exchange Commission ("Commission") in which you request, on behalf of SL Distributors, Inc. (the "Firm"), a waiver or exemption from the annual audit requirements of 17 CFR 240.17a-5 ("Rule 17a-5").

I. BACKGROUND

I understand the following facts to be pertinent to the Firm's request. The Firm's registration as a broker-dealer with the Commission became effective on December 16, 2003. The Firm is required, pursuant to paragraph (d) of Rule 17a-5, to file a certified annual report of financial statements on a calendar or fiscal year basis. The report must be as of the same fixed or determinable date each year unless a change is approved by the Firm's designated examining authority. The Firm chose December 31 as its year end. Accordingly, an audited report of the Firm's financial statements must be prepared as of December 31, 2003 and filed not more than sixty days after the date of the financial statements.

The Firm was recently formed as a wholly-owned subsidiary of Sage Life Assurance of America, Inc. ("Sage Life"). Sage Life originally obtained the services of its affiliate, Sage Distributors, Inc. ("Sage Distributors"), to serve as the underwriter of the securities issued in connection with the sale of variable insurance contracts. Effective January 1, 2003, Sage Life discontinued all new business activities. Since that date, its activities have been limited to accepting new payments under existing contracts. Sage Distributors also served as the underwriter of the securities issued by Sage Life Investment Trust ("Sage Trust"), which shares were redeemed in May 2003.

Effective October 1, 2003, Swiss Re Life & Health America Inc. ("Swiss Re America") assumed control of Sage Life; the transaction with Swiss Re America, however, did not include acquiring control of Sage Distributors. Consequently, Sage Life formed a new broker-dealer, the Firm, to take the place of Sage Distributors as underwriter of the variable contracts being redeemed by Sage Life. The Firm's registration with the Commission was approved on December 16, 2003. The Firm then assumed all of the activities of Sage Distributors and Sage Distributors filed a Form BDW withdrawing its registration with the Commission. The most recent audited statement of financial condition of Sage Distributors filed with the Commission was for the year ended December 31, 2002.

You request that the Firm be granted a waiver or exemption from the requirements that it file an annual statement of financial condition audited by a certified public accountant as of December 31, 2003 and for subsequent years.

II. RULE 17a-5

Rule 17a-5 requires broker-dealers to file with the Commission an audited statement of financial condition within sixty days of a fixed or determinable date at the end of each calendar or fiscal year. Under the rule, certain types of broker-dealers need not file an annual report, while certain others must file a report but it need not be audited. However, these two exceptions apply to very narrow classes of broker-dealers. The first exception only applies to specialists, market-makers, and floor brokers that are members of a national securities exchange, limit their securities business solely to transactions with other members of the exchange, and do not carry margin accounts, credit balances or security for customers.[1] This exemption is limited to the above described broker-dealers that have no contact with the public, and are subject to close daily supervision by an exchange. The second exception only applies to broker dealers (1) that limit their securities business to acting solely as an agent for a single issuer in soliciting subscriptions for the issuer's securities, and that do not carry customer accounts, or (2) that limit their securities business to buying and selling evidences of indebtedness secured by a mortgage, deed of trust or other lien on real estate or leasehold interests, and that do not carry margin accounts, credit balances or security for customers.[2] These exemptions are self-executing, i.e., a broker-dealer conforming to the conditions set forth therein need not be specifically exempted.

The independent audit requirement is a key element in the Commission's financial responsibility program for the oversight of broker-dealers. The examinations of the Commission and the broker-dealer self-regulatory organizations cannot substitute for an audit which involves an extensive verification of the assets and liabilities of a broker-dealer performed by an independent accountant. The Commission requires broker-dealers to undergo an audit to verify a broker-dealer's financial condition in order to assure compliance with the net capital rule. The annual audit is also an important method of ensuring that a broker-dealer is conducting only those activities which are consistent with its net capital requirements.

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[1] 17 CFR 240.17a-5(d)(1)(iii).
[2] 17 CFR 240.17a-5(e)(1)(i)(A) & (B).

III. CONCLUSION

Based upon the foregoing, the Division is unable to provide written assurance that it will not recommend enforcement action against the Firm if it fails to file an audited report of the Firm's financial statements prepared as of December 31, 2003.

As to your second request for an exemption from the requirement that the Firm file an audited report of the Firm's financial statements for years subsequent to December 31, 2003, as stated above, the exemptive provisions of 17a-5(e)(1)(i) are self-executing, i.e., a broker-dealer conforming to the conditions set forth therein need not be specifically exempted.

If you have any questions concerning the foregoing, please contact me at (202) 942-0787.

Sincerely,

Sheila D. Swartz
Attorney

cc: Mr. William McNish, NASD Boston District Office

Via Federal Express

January 30, 2004

United States Securities and Exchange Commission
Division of Market Regulation
450 5th Street, NW
Washington, D.C. 20549
Attn.: Mr. Thomas McGowan, Assistant Director

RE: SL Distributors, Inc., SEC Registration No. 8-66073
Request for Exemption under Paragraphs (e) and (l) of Rule 17a-5

Dear Sir:

I am writing on behalf of the above-referenced broker-dealer, SL Distributors, Inc. ("SLD"), to request and/or confirm the availability of an exemption from the requirement of paragraph (d) of Rule 17a-5 to have an independent audit of the annual financial statements that SLD is required to file with the Securities and Exchange Commission ("Commission").

Background

SLD was recently formed as a wholly-owned subsidiary of Sage Life Assurance of America, Inc. ("Sage Life"). From 1997 until October 1993, Sage Life was a subsidiary of Sage Group Limited of Johannesburg, South Africa. Sage Life is an insurance company that has been qualified under applicable insurance laws to issue variable insurance contracts since 1998, when it first began offering its variable insurance contracts for sale to the public. Sage Life originally retained the services of its affiliate, Sage Distributors, Inc., ("Sage Distributors"), to serve as the underwriter of the securities issued in connection with the sale of the variable contracts. Sage Distributors also served as the underwriter of the shares issued by Sage Life Investment Trust ("Sage Trust"), an affiliated company that was registered with the Commission as a management investment company. The shares of Sage Trust were only offered as investment options through Sage Life's variable products.

During its existence, Sage Distributors' activities were limited by its membership agreement with the NASD, to serving as underwriter for variable insurance securities and mutual fund shares. Sage Distributors conducted no retail business, it never held any customer accounts and it never accepted, held or transmitted customer payments or securities. All offers and sales of variable contracts were conducted through unaffiliated broker-dealers who delivered payments directly to Sage Life. The activities of Sage Distributors were limited to those required for Sage Life to meet statutory requirements to offer investment company products through an underwriter and to meet the requirements of the interpretations and guidelines issued by the Commission for entities offering and selling variable insurance securities.[1]

Effective January 1, 2003, Sage Life discontinued all new business activities. Since that date, its activities have been limited to accepting new payments under existing contracts and liquidating existing contracts. As of May 30, 2003, all shares of Sage Life Investment Trust were redeemed in connection with a Substitution Order approved by the Commission.

Effective October 1, 2003, Swiss Re Life & Health America Inc. ("Swiss Re America"), a U.S. subsidiary of Swiss Reinsurance Company of Zurich, assumed control of Sage Life by acquiring all of the outstanding stock of Sage Life's immediate parent company. The transaction with Swiss Re America, however, did not include acquiring control of Sage Distributors. Consequently, Sage Life formed a new broker-dealer, SL Distributors, Inc. ("SLD"), to take the place of Sage Distributors as underwriter of the variable contracts being redeemed by Sage Life. SLDs' registration with the Commission was approved on December 16, 2003. SLD then assumed all of the activities of Sage Distributors and Sage Distributors filed a Form BDW withdrawing its registration with the Commission.

Like Sage Distributors, SLD's activities are limited by its membership agreement with the NASD to serving as an underwriter of variable insurance products and separate account and mutual fund shares. Like Sage Distributors, SLD will conduct no retail business, it will not hold any customer accounts and it will never accept, hold or transmit customer payments or securities. All new payments to existing accounts and all liquidations of existing variable contracts will be conducted through the unaffiliated broker-dealers who are currently responsible for servicing those contracts.

Request for Exemption

Paragraph (d) of Rule 17a-5 requires that broker-dealers file audited financial statements annually with the Commission. Subsection (1)i.A of paragraph (e) of Rule 17a-5 provides that the financial statements required to be filed under paragraph (d) of Rule 17a-5 need not be audited if:

> The securities business of such broker or dealer has been limited to acting as broker (agent) for the issuer in soliciting subscriptions for securities of such issuer, said broker has promptly transmitted to such issuer all funds and promptly delivered to the subscriber all securities received in connection therewith, and said broker has not otherwise held funds or securities for or owed money or securities to customers.

[1] See, for example, *MML Investors Services, Inc.* (Mar. 6, 1992); *Delta First Financial, Inc.* (Sept. 21, 1992); *First of America Brokerage Service, Inc.* (Sept. 28, 1995); and the 1995 Generic Comment Letter to Registrants issued by the Commission on November 3, 1995.

As described above, the securities activities of SLD have been more restricted than those described in subsection 1.i.A of paragraph (e). Accordingly, SLD requests that you confirm that the financial statements for SLD do not need to be audited as provided in paragraph (e)1 of Rule 17a-5.

Alternatively, subsection 3 of paragraph (l) of Rule 17a-5 allows the Commission to grant an exemption to any broker-dealer from any of the requirements of Rule 17a-5 on written request of the broker-dealer. Accordingly, based on the limited activities of SLD due to Sage Life being in run-off, and the seeming lack of any benefit to any customer such an audit would provide, we hereby request that you grant SLD an exemption from the requirement to audit the financial statements it is required to file with the Commission for 2003 and for any subsequent years, unless and until its activities are changed in any material respect or its activities cease.

Thank you for your consideration of this request. If you have any questions, please do not hesitate to contact me at 203-321-8962.

Sincerely,

James F. Bronsdon

James F. Bronsdon
Vice President – Legal

cc: Mr. William McNish, NASD Boston District Office

617- 261-0800